UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 1-A

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

CAHERO KORVA HOLDING LLC
A Delaware Limited Liability Company
CIK: 0002159554 | EIN: 39-5011584 | Delaware Limited Liability Company
Principal Address: 4300 Biscayne Blvd, Suite 203, Miami, FL 33137
Phone: (305) 322-9329
Website: https://www.cahero.com/

OFFERING OF RUBY.D SECURITY TOKENS
Maximum Offering Amount: $17,500,000
Offering Price Per Security: $3.25 to $3.50
Maximum Number of RUBY.D Tokens Offered: 5,000,000
Minimum Investment Amount: $0.00

Cahero Korva Holding LLC, a Delaware limited liability company (the "Company"), is offering up to 5,000,000 RUBY.D security tokens (the "Tokens") pursuant to Regulation A, Tier 1, under the Securities Act of 1933, as amended. RUBY.D consists of blockchain-based securities associated with the Company’s real-word asset (“RWA”) tokenization activities and related digital asset infrastructure. The offering is made on a best-efforts basis with no minimum.

Investing in the Tokens involves a high degree of risk.

The United States Securities and Exchange Commission does not pass upon the merits of or give its approval to any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering circular or other solicitation materials. These securities are offered pursuant to an exemption from registration with the Commission; however, the Commission has not made an independent determination that the securities offered are exempt from registration.

Price to public
Per Token	$3.25 to $3.50
Total Minimum	None
Total Maximum	$17,500,000

The Company may offer these securities directly and/or through registered broker-dealers, placement agents, digital asset platforms, or other permitted distribution channels.

The offering will commence as soon as practicable after qualification of the Offering Statement by the Securities and Exchange Commission and will terminate on the earlier of:

•  the sale of all securities offered;

•  the termination of the offering by the Company

PRELIMINARY OFFERING CIRCULAR
Subject for Completion, dated OCTOBER 9, 2026.

OFFERING CIRCULAR

ITEM 3 — SUMMARY AND RISK FACTORS

SUMMARY.

Cahero Korva Holding LLC was formed in Delaware on September 18, 2025, as a special purpose vehicle to hold a collection of gemstones evidenced by a safekeeping receipt ("SKR"). Its principal office is at 4300 Biscayne Blvd, Suite 203, Miami, Florida. The Company is wholly owned by Cahero Holding LLC, which is wholly owned by Alfonso Cahero Tatto.

The Company proposes to serve as the issuer of RUBY.D, a security token deployed on the Polygon blockchain, with its gemstone collection designated as the underlying asset reserve. Of the total supply of 1,000,000,000 RUBY.D tokens, 850,000,000 tokens will be allocated to Cahero Korva Holding LLC, while 150,000,000 tokens will be allocated to existing RUBY.D stakeholders, including its founders. Up to 5,000,000 tokens will be offered to eligible investors pursuant to this offering.

As of September 30, 2026, the Company's unaudited balance sheet reflects total assets of $2,345,923,613.44, comprising gemstone reserves valued at $2,345,836,133.44, cash of $50,000.00, and pre-operating expenses of $37,480.00.

RISK FACTORS.

•  Our assets consist almost entirely of gemstones whose stated value has not been realized in any sale. The gemstone reserve is carried at $2,345,923,613.44. This value is based on solely upon an appraisal (# ID-R004) dated May 6, 2025, as reference in documentation from the Sarasota Vault Depository. Gemstones are illiquid, valuations differ widely between appraisers, and the amount obtainable in a sale could be far lower.

•  The Tokens do not give holders a right to the gemstones. Token holders may not have direct title, possession, redemption rights, security interest, or liquidation rights in any emeralds, SKRs, or related assets unless those rights are expressly granted in final binding documents.

•  Our gemstone reserves are valued based on management's estimates and may not reflect their realizable market value. As of September 30, 2026, the Company's unaudited balance sheet reports gemstone reserves of $2,345,836,133.44, representing approximately 99.996% of total reported assets of $2,345,923,613.44. These valuations are not equivalent to cash or guaranteed proceeds from the sale of the underlying gemstones. Actual realizable values may differ materially from the reported amounts due to market conditions, appraisal assumptions, liquidity constraints, and other factors. Investors should not interpret the reported reserve value as a guaranteed valuation or redemption value of RUBY.D tokens.

•  Our cash reserves are limited, which may affect our liquidity and operating capacity. As of September 30, 2026, the Company reported cash of $50,000.00, representing a small portion of its total reported assets of $2,345,923,613.44. Substantially all reported assets consist of gemstone reserves, which may not be readily convertible into cash. The Company's ability to fund operations and meet its financial obligations may depend on additional financing, proceeds from this offering, or the successful monetization of its assets. There can be no assurance that sufficient liquidity will be available when required.

•  Our interim financial statements are unaudited. The Company's financial information may reflect management estimates, asset valuations, and proposed business transactions involving gemstone reserves and RUBY.D tokens. These amounts are subject to verification and adjustment, and actual financial results may differ materially from those reported.

•  There is a very limited trading market for the Tokens. The Tokens trade on a small number of digital asset platforms. The Company expects only about 5,000,000 Tokens to be available for trading initially. Quoted prices may not reflect the price at which any meaningful quantity could be sold.

•  Market-making arrangements may affect the price of the Tokens. The Company and its affiliates maintain a market-making account and expect the Tokens to trade within a target range. See "Plan of Distribution". The price may fall sharply if these arrangements end.

•  One holder will control the Company and approximately 85% to 90% of the Tokens. Alfonso Cahero Tatto, directly or through Cahero Holding LLC, owns 100% of the Company, which will hold 850,000,000 Tokens. Sales by this holder could depress the price, and other holders will have no ability to influence the Company.

•  Technology and smart contract risk. RUBY.D is an ERC-20 digital security token deployed on the Polygon blockchain. It may depend on smart contracts, wallets, blockchain infrastructure, transfer restrictions, and sub-ledger reconciliation. Bugs, exploits, private-key losses, forks, chain outages, oracle failures, or administrative error may cause losses. The Token's smart contract may permit the issuer or an administrator to mint, burn, freeze or change the Tokens.

•  We depend on third parties we do not control. These include the custodian of the gemstones, the digital asset platforms on which the Tokens trade, and technology and market development. The company may transact with affiliates, managers, promoters, platform providers, tokenization providers, or operating partners. Conflicts may exist in valuation, allocation, asset acquisition, fees, platform use, and related-party compensation.

•  Regulation of digital asset securities is uncertain. Platforms on which the Tokens trade may not be registered as exchanges or alternative trading systems in the United States. Digital asset securities, tokenized real-world assets, broker-dealer activity, transfer-agent functions, ATS activity, exchange activity, custody, Know Your Customer (KYC), Anti-Money Laundering (AML), sanctions, tax, and cross-border distribution remain subject to evolving regulation and enforcement.

•  We have a limited operating history. The Company was formed in September 2025 and has had no operations other than holding the gemstone collection.

ITEM 4 — DILUTION

Purchasers in this offering will pay $3.25 to $3.50 per Token in cash. Affiliated persons acquired or will acquire their Tokens for non-cash consideration, as follows.

Holder	Tokens	Consideration	Effective cash cost per Token
Cahero Korva Holding LLC (controlled by Alfonso Cahero Tatto)	850,000,000	Contribution of gemstone reserve stated at $2,345,923,613.44	$0 cash; $2.89 per Token at stated value
Existing RUBY.D stakeholders, including founders	150,000,000	Exchange of existing RUBY.D tokens	$0.86 per Token at stated value
Public investors in this offering	Up to 5,000,000	Stable Token / Cash	$3.25 to $3.50

ITEM 5 — PLAN OF DISTRIBUTION AND SELLING SECURITYHOLDERS

Underwriters. None. The Tokens are offered directly by the Company on a best-efforts basis directly through one or more registered broker-dealers, placement agents, funding partners, or other legally permitted intermediaries, if engaged.

Method. Investors must complete onboarding, KYC/AML, Office of Foreign Assets Control (OFAC) screening, investor questionnaires, subscription documentation, and wallet verification before any RUBY.D tokens are issued. The Company may reject any subscription in whole or in part. Investor funds may be held in escrow if a minimum offering amount or closing condition is adopted. Since there is no minimum offering amount, the Company may conduct rolling closings after qualification and acceptance of subscription.

Selling securityholders. None in this offering.

Return of funds. There are no minimum offering amount and no arrangement to return funds if fewer than all Tokens are sold.

Market stabilization and market making. The Company's affiliate maintains a market-making account at BlockFinex and works with market makers, OnChain Bureau. It has stated that it expects the Tokens to trade between $3.25 and $3.50, that Tokens available for trading will initially be capped at 5,000,000, and that at least 70% of proceeds from retail purchases will remain in the market-making account. The Company may compensate broker-dealers, placement agents, finders, promoters, marketing providers, technology providers, or other persons only as permitted by law and only as fully disclosed.

Lockups. The 150,000,000 Tokens allocated to existing stakeholders remain subject to their original lock-up terms. The specific duration, release schedule, and transfer restrictions governing these tokens shall be determined by the existing agreements. The remaining 850,000,000 Tokens allocated to Cahero Korva Holding LLC are open / unlock tokens.

ITEM 6 — USE OF PROCEEDS TO ISSUER

If all 5,000,000 Tokens are sold at $3.50, gross proceeds will be $17,500,000.

Purpose	Share	Amount at maximum
Market-making account (liquidity provision)	70%	$12,250,000
Marketing and community development	30%	$5,250,000

The company reserves the right to change the use of proceeds within the categories disclosed above. No proceeds will be paid to officers or directors of the Company.

ITEM 7 — DESCRIPTION OF BUSINESS

Overview. Cahero Korva Holding LLC is a Delaware limited liability company formed on September 18, 2025, with its principal office at 4300 Biscayne Blvd, Suite 203, Miami, Florida and a fiscal year ending December 31. Its operating agreement was executed on Sep 18, 2025, and states an effective date of Sep 18, 2025. The Company's sole member is Cahero Holding LLC, wholly owned by Alfonso Cahero Tatto.

Assets. The Company holds a gemstone collection evidenced by safekeeping certificate number-security code: SVD* COHRKRVALLC*GEMS (136)-001, described in the Company's records as Ruby Collection ID-R004. The assets consist of natural, cut gemstones of various sizes and shapes, with each gemstone accompanied by an individual Gemological Institute of America (GIA) report.

The RUBY.D token. RUBY.D is an ERC-20 token deployed on the Polygon blockchain at contract address 0xB91025710Adbc140a9fEe4b3E465545a2bF53E20.

Revenue model. As of September 30, 2026, the Company has not generated revenue from its business operations. The Company intends to generate future revenue through the development and commercialization of its gemstone-backed digital asset business, including token-related transactions, strategic partnerships, asset monetization, and other permitted business activities. Future revenue will depend on market demand, successful execution of its business strategy, and compliance with applicable laws and regulations. There can be no assurance that the Company will generate revenue or achieve profitability.

Material agreements. The Company may enter into material agreements relating to gemstone reserves, asset custody, token issuance, business acquisitions, and operational activities involving RUBY.D. Such agreements are subject to applicable laws and regulatory requirements and will be disclosed and filed with the SEC as required.

Employees. Three (3) full time, no part time.

Legal proceedings; bankruptcy. As of the date of this Offering Circular, the Company is not a party to any material pending legal proceedings, litigation, or regulatory enforcement actions, nor is the Company aware of any such proceedings threatened against it. The Company has not filed for bankruptcy, been subject to involuntary bankruptcy proceedings, or undergone insolvency, receivership, or similar proceedings.

Regulation. The Company intends to offer RUBY.D tokens in accordance with Regulation A under the Securities Act of 1933, subject to qualification by the U.S. Securities and Exchange Commission (SEC). The Company will comply with applicable securities laws, anti-money laundering (AML), know-your-customer (KYC), and other regulatory requirements. Secondary trading of the tokens will be subject to applicable laws and trading platform requirements. Regulatory changes may affect the Company's operations and token transactions.

ITEM 8 — DESCRIPTION OF PROPERTY

The Company owns no real property. Its principal asset is the gemstone collection described above, held in custody at Sarasota Vault Depository under safekeeping certificate number-security code: SVD*COHRKRVALLC*GEMS (136)-001. The collection is not subject to any pledge, lien or other encumbrance. For further details of the SKR, please refer to the attached appendix.

ITEM 9 — MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The figures below are unaudited, and cover January 1 to September 30, 2026. No prior-period comparison is available.

Operating results. To date, the Company had not generated operating revenue. Its activities primarily involved the development of the RUBY.D project, gemstone asset management, blockchain infrastructure, and related administrative and operational preparations. The Company continues to incur development and operating expenses and has not yet achieved profitability.

Liquidity and capital resources. To date, the Company reported cash of $50,000 and total assets of $2,345,923,613.44, primarily consisting of gemstone reserves valued at $2,345,836,133.44. The Company's liquidity remains limited, as its gemstone reserves may not be readily convertible into cash. Future operations may depend on additional financing, proceeds from the proposed offering, and successful implementation of its business strategy. There can be no assurance that sufficient capital will be available to meet future obligations.

Plan of operations. Over the next 12 months the Company intends to: issue the token with a fixed supply of 1,000,000,000; obtain ISO 27001 and SOC 2 certification; establish token-collateralized financing; and develop the secondary market for the Tokens. The stated offering proceeds are sufficient for six months.

ITEM 10 — DIRECTORS, EXECUTIVE OFFICERS, AND SIGNIFICANT EMPLOYEES

Name	Position	Age	Term of Office	Approximate hours per week for part-time employees
Alfonso Cahero Tatto	Chairman, Founder and Chief Executive Officer	45	Since September 2025	24/7
Diana Carolina Tirado Navarro	Chief Operating Officer	31	Since September 2025	24/7
Jayesh Bhanushali	Principal Accounting Officer	38	Since September 2025	24/7

Family Relationships. There are no family relationships among the Company's directors, executive officers, or key management personnel.

Business Experience. The Company's management has been involved in its business operations and development activities since 2025.

Involvement in Certain Legal Proceedings. To the Company's knowledge, none of its directors or executive officers has been involved in any legal proceedings requiring disclosure under Regulation A.

ITEM 11 — COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Name	Capacities in which compensation was received	Cash compensation ($)	Other compensation ($)	Total compensation ($)
Alfonso Cahero Tatto	Chairman, Founder and Chief Executive Officer	N/A	N/A	N/A
Diana Carolina Tirado Navarro	Chief Operating Officer	N/A	N/A	N/A
Jayesh Bhanushali	Principal Accounting Officer	N/A	N/A	N/A

The potential recipients of these future awards are the corporate officers, the project board, and all key executives. Any compensation arrangements will be disclosed as required by the SEC.

ITEM 12 — SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

Title of class	Name and address of beneficial owner	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
LLC membership interests	Alfonso Cahero Tatto, 4300 Biscayne Blvd, Suite 203, Miami, FL 33137	100% through Cahero Holding LLC	None	100%
RUBY.D Tokens	Cahero Korva Holding LLC (Alfonso Cahero Tatto)	850,000,000	2,762,500,000	85%

ITEM 13 — INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

Contribution of gemstones. Alfonso Cahero Tatto, through the Company, proposes to contribute a gemstone collection stated at $2,345,923,613.44 in exchange for 850,000,000 Tokens.

Market-making account. Cahero Korva Holding LLC controls the market-making account that will receive 100% of retail proceeds.

ITEM 14 — SECURITIES BEING OFFERED

The securities offered are RUBY.D security tokens, digital tokens recorded on a blockchain. They are not capital stock or membership interests of the Company. Each RUBY.D token represents the contractual rights described in the Token Terms, subscription agreement, operating agreement, and this Offering Circular. The final legal structure must state whether RUBY.D is debt, equity, revenue participation, profit participation, membership interest, beneficial interest, contractual claim, asset-linked note, or another permissible security type under Regulation A. Until counsel confirms the final classification, this draft refers to RUBY.D as a digital security token and contractual investment right.

TOKEN HOLDER RIGHTS. Holders of the Tokens shall possess enforceable contractual rights associated with their ownership interests in the SPV, as set forth in the Company’s governing documents, token terms, subscription agreements, and related offering materials.

Such rights may include:

•  economic and beneficial ownership interests associated with the SPV,

•  rights to participate in matters submitted for token holder voting, where applicable,

•  access to certain disclosures, reports, and information provided by the Company,

•  and other rights expressly granted under the governing agreements and applicable law.

Token holders’ voting rights, if any, shall be limited to the matters specifically authorized by the Company’s governing documents, operating agreements, or applicable contractual arrangements.

ITEM 15 — FINANCIAL STATEMENTS

Cahero Korva Holding LLC
Consolidated Balance Sheet as of September 30, 2026
(Unaudited)

ASSETS	Amount
Cash (USDR)	50,000.00
Pre-operating Expenses	37,480.00
Reserves	2,345,836,133.44
TOTAL ASSETS	2,345,923,613.44
LIABILITIES & EQUITY
Liabilities (Market-Making Reserves)
• Integration Cost with BlockFinex, including Market-Making Services	87,480.00
Equity	2,345,836,133.44
Total Liability & Equity	2,345,923,613.44

This financial statement has been prepared in accordance with U.S. Generally Accepted Accounting Principles (GAAP).

NOTES TO UNAUDITED FINANCIAL STATEMENTS
As of September 30, 2026, and for the Nine Months Ended September 30, 2026
Amounts expressed in U.S. dollars.

Note 1 — Organization and Nature of Business

Cahero Korva Holding LLC (the “Company”) is engaged in the development and management of gemstone-backed digital assets, including the proposed issuance of RUBY.D security tokens on the Polygon blockchain. The Company's activities include gemstone reserve management, tokenization infrastructure, and related operational preparations.

Note 2 — Basis of Presentation

The accompanying interim financial information is unaudited and has been prepared using management's accounting records and estimates. The financial statements are subject to adjustments necessary for compliance with U.S. Generally Accepted Accounting Principles (GAAP).

Note 3 — Cash and Cash Equivalents

As of September 30, 2026, the Company reported cash and digital currency balances totaling $50,000. The classification and valuation of these balances are subject to verification.

Note 4 — Gemstone Reserves

The Company reported gemstone reserves valued at $2,345,836,133.44 as of September 30, 2026. The reported amount represents the stated value of the underlying gemstone assets. Recognition and valuation are subject to verification of ownership, custody, supporting appraisals, and applicable accounting standards. The reported value may differ materially from the amount ultimately realized upon sale.

Note 5 — Pre-Operating Expenses

The Company reported pre-operating expenses of $37,480 associated with its organizational and project development activities. The accounting treatment of these costs, including whether they qualify for capitalization, remains subject to review under U.S. GAAP.

Note 6 — Liabilities and Project Costs

As of September 30, 2026, the Company reported liabilities of $87,480 relating to project integration with BlockFinex, including market-making services. These amounts are subject to verification of the underlying contractual obligations and applicable expense recognition requirements.

Note 7 — Members' Equity

The Company reported members' equity of $2,345,836,133.44 as of September 30, 2026. The balance is subject to reconciliation with documented capital contributions, asset ownership, and other equity transactions.

Note 8 — Revenue Recognition

The Company had not generated operating revenue as of September 30, 2026. Future revenue may arise from token-related activities, strategic partnerships, and permitted asset commercialization, subject to applicable accounting and regulatory requirements.

Note 9 — Risks and Uncertainties

The Company's operations are subject to risks involving gemstone valuation, asset liquidity, digital asset markets, regulatory compliance, and additional capital requirements. There can be no assurance that reported asset values will be realized or that future operations will become profitable.

Note 10 — Subsequent Events

Management is responsible for evaluating events occurring after September 30, 2026, through the date the financial statements are available to be issued, and disclosing or adjusting for material events as required under U.S. GAAP.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 1-A and has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Miami, State of Florida, on 10/13/2026.

Cahero Korva Holding LLC

By: ______________________________
Alfonso Cahero Tatto
Chairman, Founder and Chief Executive Officer

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Alfonso Cahero Tatto Alfonso Cahero Tatto	Chairman, Founder and Chief Executive Officer (Principal Executive Officer)	10/13/2026
/s/ Diana Tirado Diana Carolina Tirado Navarro	Chief Operating Officer	10/13/2026
/s/ Jayesh Bhanushali Jayesh Bhanushali	Principal Accounting Officer	10/13/2026
/s/ Alfonso Cahero Tatto Cahero Holding LLC, by Alfonso Cahero Tatto	Sole Member	10/13/2026

APPENDIX

SARASOTA VAULT DEPOSITORY

SAFEKEEPING RECEIPT

DEPOSITORY NAME: **Sarasota Vault Depository, Inc.**
ADDRESS: **640 Washington Blvd., Suite 175, Sarasota, FL 34236 USA**
OFFICER: **Matthew Montoney, President**
TELEPHONE: **941-954-9003** FACSIMILE: **941-330-9583**

DATE OF ISSUE: **October 7, 2025** DATE OF RELEASE: **September 11, 2026**

We hereby confirm in accordance with our current agreement with our client, **Cahero Korva Holding LLC,** has deposited with us One Hundred and thirty six parcels of Gems and these Assets have been placed in our custodial safekeeping vaults under the Safekeeping Certificate Number- Security Number: **SVD*COHKRVALLC*GEMS (136)-001.**

TOTAL NUMBER OF ITEMS: **One Hundred and Thirty Six (136)**

TYPE OF ITEMS: **Natural Ruby Cut gemstones (Various sizes and shapes) All stones have individual GIA reports.**

ITEM VALUE: **$ 2,345,836,133.44 USD Descriptions and Value solely based upon an Appraisal (# ID-R004) dated May 6, 2025 (Copy on file in the Depository).**

With the authority and signature below, we stand ready to confirm safekeeping by telephone, email or facsimile, to any inquiring bank, or authorized representative. This Safekeeping Receipt may be cancelled at any time with written approval of all parties that have signed below.

The foregoing instrument was acknowledged before me this 22nd day of October 2025, by ALFONSO CAHERO TATTO.
This electronic notarial act involved a remote online appearance involving the use of communication technology.

For and on behalf of SARASOTA VAULT DEPOSITORY, INC. (SVD)

Signed by:
Jim Leiberick
3BAA84AA275147E

Ariel Leigh Grimaldi
Notary Public - State of New York
No. 01GR0026438
Qualified in Suffolk County
My Commission Expires Jul. 02, 2028

10/8/2025

Jim Leiberick, (Vice President, SVD) **Date**

10/22/2025

Signed by:
Alfonso Cahero Tatto
A99E50F794C0456
alfonso cahero

10/7/2025

Alfonso Cahero Tatto, (Sole Owner, Cahero Korva Holding LLC) **Date**

SARASOTA VAULT DEPOSITORY INC. CORPORATE SEAL 1999 FLORIDA